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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No.  9)*

                     Great Northern Iron Ore Properties
--------------------------------------------------------------------------------
                              (Name of Issuer)

                     Certificates of Beneficial Interest
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                  391064102
                              ----------------
                               (CUSIP Number)

   Thompson, Hine and Flory, 3900 Society Center, 127 Public Square, Cleve-land, Ohio 44114-1216, Attention: Gregory A. Smith, Esq. (216) 566-5653
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                              December 26, 1995
           ------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box //.

   Check the following box if a fee is being paid with the statement //. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

 CUSIP 391064102

----------------------------------------------------------------------------------------
 /X/    1     NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Oglebay Norton Company

----------------------------------------------------------------------------------------
        2     CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP                        (a)//
                                                                                  (b)//
----------------------------------------------------------------------------------------

        3     SEC USE ONLY
----------------------------------------------------------------------------------------

        4     SOURCE OF FUNDS
---------------------------------------------------------------------------------------

        5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                                 //

---------------------------------------------------------------------------------------

 /X/    6     CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware
---------------------------------------------------------------------------------------

 /X/    NUMBER OF   7     SOLE VOTING POWER
        SHARES              None
                    -------------------------------------------------------------------
        BENEFICIALLY
 /X/    OWNED BY    8     SHARED VOTING POWER
        EACH                None
                    -------------------------------------------------------------------
        REPORTING
 /X/    PERSON      9     SOLE DISPOSITIVE POWER
        WITH                79,700
                    --------------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
                            None
---------------------------------------------------------------------------------------

 /X/    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           79,700

---------------------------------------------------------------------------------------

 / /    12    CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES

---------------------------------------------------------------------------------------

 /X/    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              5.3%

---------------------------------------------------------------------------------------

 /X/    14    TYPE OF REPORTING PERSON
                            Company


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                 This Amendment No. 9 amends the Schedule 13D (the
        "original Schedule 13D"), as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and Amendment No. 8 thereto, each filed with the Securities and Exchange Commis-sion by Oglebay Norton Company, a Delaware corporation ("Oglebay Norton") in respect of its ownership of the shares of beneficial trust interest (the "Certificates") of Great Northern Iron Ore Properties (the "Trust"). Items and sec-tions of the original Schedule 13D and the amendments thereto not changed by this Amendment No. 9 have been omit-ted.

        Item 2. Identity and Background.
        --------------------------------

                 This Amendment No. 9 is filed on behalf of Oglebay Norton Company ("Oglebay Norton"). Oglebay Norton is a Delaware corporation with its principal executive offices at 1100 Superior Avenue, Cleveland, Ohio 44114-2598. Oglebay Norton is a Cleveland-based raw materials and Great Lakes marine transportation company serving the steel, ceramic, chemical, and oil- and gas-well service industries with iron ore and other minerals and supplying manufactured products used in hot metal processing.

                 Filed as Appendix I to this Amendment No. 9 is a list of the executive officers and directors of Oglebay Norton, containing the following information with respect to each of them: (a) name, (b) business address, and (c) present principal occupation or employment, and the name and, if different than such person's business address, the address of any corporation or other organization in which such em-ployment is conducted. Each person listed in Appendix I is a United States citizen.

                 During the past five years, neither Oglebay Norton nor, to the best of Oglebay Norton's knowledge, any person named in Appendix I (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is made subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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       Item 5. Interest in Securities of the Issuer.
       ------  ------------------------------------
               Oglebay Norton beneficially owns 79,700 Certificates which, as of December 26, 1995, represented 5.3% of the aggregate number outstanding Certificates of the Trust. Filed as Appendix II to this Amendment No. 9 is a list of the persons who hold a beneficial interest in the Certificates of the Trust owned by Oglebay Norton.

                Filed as Appendix III to this Amendment No. 9 is a list of the transactions in the Certificates by Oglebay Norton that were effected during the past 60 days or since the most recent filing by Oglebay Norton on Schedule 13D in respect of the Certificates, which is less.

                To the best of Oglebay Norton's knowledge, no other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Certificates.





                   [Following page is the signature page]

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                                 Signature
                                 ---------

               After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                              OGLEBAY NORTON COMPANY



                              By:  /s/  Richard J. Kessler
                                -----------------------------
                                V. P.-Finance and Development




       Date:    January 15, 1996
                ----------------
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                                   APPENDIX I



                            INFORMATION RELATING TO
                        EXECUTIVE OFFICERS AND DIRECTORS
                           OF OGLEBAY NORTON COMPANY




                                    OFFICERS
                                    --------

           The following is a list of the executive officers and directors of Oglebay Norton Company as of the date of this Amendment No. 9. The business address for each of the executive officers is Oglebay Norton Company, 1100 Superior Avenue, Cleveland, Ohio 44114-2598.



     Name                             Title
     ----                             -----

R. Thomas Green, Jr.              Chairman, President and Chief Executive
                                  Officer and Director

Edward G. Jaicks                  Vice President-Marketing

Mark P. Juszli                    Vice President-Industrial Sands

Richard J. Kessler                Vice President-Finance and
                                  Development

H. William Ruf                    Vice President-Administrative and
                                  Legal Affairs

John L. Selis                     Vice President-Iron Ore

Stuart H. Theis                   Vice President-Marine Transportation

Timothy J. Wojciechowski          Vice President-Refractories & Minerals

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                                    DIRECTORS
                                    ---------


      Name                Business Address                  Occupation
      ----                ----------------                  ----------

 Brent D. Baird        1350 One M&T Plaza                Private Investor
                       Buffalo, New York 14203

 Malvin E. Bank        Thompson, Hine and Flory          Attorney, Partner,
                       3900 Society Center               Thompson, Hine and
                       127 Public Square                 Flory
                       Cleveland, Ohio 44114-1216

 William G. Bares      The Lubrizol Corporation          President and Chief
                       29400 Lakeland Boulevard          Operating Officer
                       Wickliffe, Ohio 44092-2298

 Albert C. Bersticker  Ferro Corporation                 President and Chief
                       1000 Lakeside Avenue              Executive Officer
                       Cleveland, Ohio 44114-1183

 John J. Dwyer         Oglebay Norton Company            Retired, Attorney,
                       1100 Superior Avenue              Partner, Thompson,
                       Cleveland, Ohio 44114-2598        Hine and Flory;
                                                         Retired, Vice Chair-
                                                         man of the Board of
                                                         Directors and Presi-
                                                         dent of the Company

 R. Thomas Green, Jr.  Oglebay Norton Company            Chairman, President
                       1100 Superior Avenue              and Chief Executive
                       Cleveland, Ohio 44114-2598        Officer and Director
                                                         of the Company

 Ralph D. Ketchum      RDK Capital, Inc.                 President and Chief
                       100 Corporate Circle              Executive Officer,
                       30050 Chagrin Boulevard           RDK Capital, Inc.
                       Pepper Pike, Ohio 44124

 Renold D. Thompson    Oglebay Norton Company            Vice Chairman of
                       1100 Superior Avenue              the Board of Direc-
                       Cleveland, Ohio 44114-2598        tors of the Company

 John D. Weil          Clayton Management Company        President, Clayton
                       200 North Broadway, Suite 825     Management Company
                       St. Louis, Missouri 63102-2573

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                                  APPENDIX II



                    BENEFICIAL INTERESTS IN THE CERTIFICATES





  Number of Certificates
Name, Address and Position                            Beneficially Owned
--------------------------                            ------------------


                                  None

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                                  APPENDIX III



                        TRANSACTIONS IN THE CERTIFICATES
               SINCE (INSERT DATE 60 DAYS PRECEDING DATE OF THIS
              AMENDMENT OR LAST SCHEDULE 13D OR AMENDMENT FILING)





                       Number of     Purchase/     Price Per        Type of
       Date          Certificates      Sale         Share         Transaction
       ----          ------------    ---------     ---------      -----------

 December  8, 1995       1,600           Sale        $46.00       Open Market

 December 11, 1995         500           Sale        $46.00       Open Market

 December 12, 1995       2,000           Sale        $46.00       Open Market

 December 13, 1995         700           Sale        $46.00       Open Market

 December 14, 1995         200           Sale        $46.00       Open Market

 December 18, 1995       1,900           Sale        $46.00       Open Market

 December 19, 1995         500           Sale        $46.00       Open Market

 December 19, 1995       1,600           Sale        $46.00       Open Market

 December 20, 1995       3,600           Sale        $46.00       Open Market

 December 21, 1995       1,000           Sale        $46.00       Open Market

 December 26, 1995       2,200           Sale        $46.00       Open Market